STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 001-15733
                                                      Cusip Number: N/A

            (CHECK ONE): [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2004

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

                          Sutter Holding Company, Inc.
                            (Full Name of Registrant)

             Former Name if Applicable: Shochet Holding Corporation

          220 Montgomery Street, Suite 2100, San Francisco CA      94104
      (Address of Principal Executive Office, Street and Number) (Zip Code)


                        PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is requesting an extension for the filing of its Annual Report on Form 10-K for the year ended December 31, 2004 due to an accounting issue that came to the Registrant's attention late in the preparation of the Form 10-K. As previously disclosed on current Form 8-K filed on October 15, 2004, the Registrant changed independent auditors on October 11, 2004. On March 25, 2005, the Registrant's current independent auditor suggested accounting treatment for a series of transactions that differed from the manner in which the Registrant had previously accounted for them. On March 28, 2005, the Registrant definitively determined that (1) it had improperly accounted for the carrying value of a non-core investment and the resulting gain on sale from this investment in its 2004 fiscal third quarter, (2) it had improperly taken into revenue a gain on sale of such investment that included the Registrant taking shares of its common stock back into treasury, and (3) it had not previously accounted for an inducement component of a conversion of outstanding indebtedness of the Registrant into common stock. The Company will file the Annual Report on Form 10-K for the year ended December 31, 2004 with completed financial statements on or before the extended due date of April 15, 2005.


                           PART IV. OTHER INFORMATION

         (1) The name and telephone number of the person to contact in regard to this notification: Karen La Monte at (415) 788-1441.

         (2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

                  / X / Yes       /  / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  / X / Yes      /  / No


         As noted in Part III above, on March 28, 2005, the Registrant definitively determined that it had improperly accounted for certain items


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related to the carrying value of a non-core investment and the resulting gain on sale from this investment in its 2004 fiscal third quarter. As a result of the change in accounting for such transactions, the Registrant anticipates reporting a net loss of approximately $1,388,348 on a consolidated basis for the fiscal year ended December 31, 2004 as compared to a reported net loss of $686,373 on a consolidated basis for the fiscal year ended December 31, 2003.


         The Registrant, Sutter Holding Company, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                   By: /s/ WILLIAM G. KNUFF III
                                       -----------------------------------
                                       William G. Knuff III
                                       Chairman and Chief Financial Officer

                                       Date: March 31, 2005
























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